Heath D. Linsky
August 26, 2011	404-504-7691 hdl@mmmlaw.com
VIA FEDERAL EXPRESS	www.mmmlaw.com

Ms. Erin Martin, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.

Post-effective Amendment No. 2 to Registration Statement on Form S-11

Filed August 18, 2011

File No. 333-165643

Dear Ms. Martin:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff delivered orally from the Securities and Exchange Commission (the “Commission”) on August 25, 2011. The headings and numbered paragraphs below correspond to the comments provided. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-effective Amendment No. 2 (the “Amendment”) filed on August 18, 2011, to the Company’s Registration Statement on Form S-11 (Registration No. 333-165643) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

As discussed with the Staff, the Company does not believe that an amendment to the Registration Statement is necessary to make these disclosure revisions. In particular, the Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events…that constitute a substantive…addition to the information set forth in the last form of prospectus filed wit the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.

1.	In the table on page 89 of the Prospectus, separately disclose the amount of fees that have been paid and the fees that were incurred and unpaid.

Response: The Company will revise the disclosure under the caption “Management Compensation” on page 89 of the prospectus in response to the Staff’s comment to disclose that “As of the six months ended June 30, 2011 and the year ended December 31, 2010, approximately $3,545,000 and $1,984,000, respectively, had been incurred by our advisor and its affiliates primarily for other organization and offering expenses, acquisition and advisory fees and expenses and operating expenses, but had not yet been reimbursed by us.”

Buckhead Office (404) 233-7000	1600 Atlanta Financial Center 3343 Peachtree Road, N. E. Atlanta, Georgia 30326 Fax: (404) 365-9532	With offices in	Washington, DC Raleigh-Durham, N.C.

MORRIS, MANNING & MARTIN, LLP

Ms. Erin Martin

Securities and Exchange Commission

August 26, 2011

2.	Disclose whether the “Base Rent per Square Foot” disclosure under the caption “Investment Objectives, Strategy and Policies - Description of Real Estate Investments - Joint venture properties” on page 112 of the Prospectus includes rent concessions. If there are any rent concessions, disclose such amounts.

Response: The Company will revise the disclosure for the “Base Rent per Square Foot” column disclosure under the caption “Investment Objectives, Strategy and Policies - Description of Real Estate Investments - Joint venture properties” on page 112 of the Prospectus in response to the Staff’s comment to disclose that “[t]here are no rent concessions for this property.”

3.	Explain and disclose the use of rental income, instead of net operating income, for the numerator in determining the “Average Yield” as disclosed under the caption “Investment Objectives, Strategy and Policies - Description of Real Estate Investments - Joint venture properties” on page 112 of the Prospectus.

Response: The Company will revise the disclosure under the caption “Investment Objectives, Strategy and Policies - Description of Real Estate Investments - Joint venture properties” on page 112 of the Prospectus relating to “Initial Yield” and “Average Yield” in response to the Staff’s comment. In particular, the Company will disclose in footnote (2) that “[i]nitial yield is calculated as the current net operating income from the in-place lease at the property for the twelve months after the date of the purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition costs and fees paid to our advisor or its affiliates. In calculating the property’s net operating income, we generally estimate each property’s expenses for the twelve months after the date of purchase by evaluating the property’s in-place contractually agreed upon expenses and the property’s historical expenses. The initial yield does not reflect reserves for replacements, assumes there are no lease ups or renewal options exercised and does not factor in debt used.”

MORRIS, MANNING & MARTIN, LLP

Ms. Erin Martin

Securities and Exchange Commission

August 26, 2011

In addition, the Company will disclose in footnote (3) that “[a]verage yield is calculated as the average annual net operating income from the in-place lease during the non-cancellable lease term at the property divided by the purchase price for the property, exclusive of any acquisition costs and fees paid to our advisor or its affiliates. In calculating the property’s average net operating income, we generally estimate each property’s average expenses by evaluating the property’s in-place contractually agree upon expenses and the historical expenses of the property. The average yield does not reflect reserves for replacements, assumes there are no lease ups or renewal options exercised and does not factor in debt used.”

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc:	John Carter

Lisa Drummond